FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For December 4, 2013

Commission File Number: 001-10306

The Royal Bank of Scotland Group plc

RBS, Gogarburn, PO Box 1000
Edinburgh EH12 1HQ

________________________________________________
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.
Form 20-F __X__       Form 40-F _____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  _____              No __X__

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- _____

This report on Form 6-K shall be deemed incorporated by reference into the company's Registration Statement on Form F-3 (File Nos. 333-184147 and 333-184147-01) and to be a part thereof from the date which it was filed, to the extent not superseded by documents or reports subsequently filed or furnished.

RBS reaches settlement with the European Commission

The Royal Bank of Scotland Group (“RBS”) has reached a settlement with the European Commission (the “Commission”), in relation to competition law breaches concerning certain interest rate derivatives referenced to the London Interbank Offered Rate based on Japanese Yen (Yen LIBOR) and the Euro Interbank Offered Rate (“EURIBOR”).

As detailed in the Commission's announcement today, RBS was one of seven banks and brokers implicated in respect of Yen LIBOR competition infringements and has agreed to pay a settlement penalty of  €260,056,000 to resolve the investigation.

RBS was also one of seven banks implicated in the EURIBOR competition infringement and has agreed to pay a settlement penalty of €131,004,000 to resolve the investigation.

Both these payments are covered by provisions already made by RBS.

This announcement follows the settlement reached by RBS in February this year with US and UK regulators in relation to investigations into submissions, communications and procedures around the setting of the London Inter Bank Offered Rate (“LIBOR”).

Since becoming aware in 2011 of improper conduct in connection with rate setting, RBS management has taken action to strengthen significantly the systems and controls governing its submissions of LIBOR and other trading rates.  For example:  RBS has created an independent and ring-fenced rate setting team; all relevant staff are obliged to undertake a comprehensive training programme; new preventative and detective controls have been put in place that include monitoring and statistical checking of submissions by independent personnel within RBS; and, a Rate Setting Review Board has been created to oversee the submission process.

Philip Hampton, RBS Chairman, said: “We acknowledged back in February that there were serious shortcomings in our systems and controls on this issue, but also in the integrity of a very small number of our employees. Today is another sobering reminder of those past failings and nobody should be in any doubt about how seriously we have taken this issue. The RBS board and new management team condemn the behaviour of the individuals who were involved in these activities. There is no place for it at RBS."

For further information:

Investors	Media
RBS Investor Relations	RBS Group Media Relations
+44 (0) 207 672 1758	+44 (0) 131 523 4205

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

THE ROYAL BANK OF SCOTLAND GROUP plc (Registrant)
Date:	December 4, 2013	By:	/s/ Angela McEntee
Name: Angela McEntee
Title: Assistant Secretary